UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Patient Safety Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

070322H106

(CUSIP Number)

Kinderhook, LP
2 Executive Drive, Suite 585
Fort Lee, New Jersey 07024

Attention: Tushar Shah

(201) 461-0955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70322H106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 959,919
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 959,919
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 959,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.47%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 70322H106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 959,919
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 959,919
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 959,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 2.47%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 70322H106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 959,919
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 959,919
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 959,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 2.47%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 70322H106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen J. Clearman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 959,919
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 959,919
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 959,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 2.47%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 70322H106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tushar Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 959,919
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 959,919
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 959,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 2.47%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Common Stock”) of Patient Safety Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2 Venture Plaza, Suite 350, Irvine, California 92618.

Item 2.	Identity and Background

	(a)	This Schedule 13D is being filed by Kinderhook, LP, a Delaware limited partnership (the “Partnership”), Kinderhook GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Kinderhook Partners, LLC, a Delaware limited liability company and the investment adviser to the Partnership (the “Advisor”), Stephen J. Clearman, co-managing member of the General Partner and the Advisor (“Mr. Clearman”), and Tushar Shah, co-managing member of the General Partner and the Advisor (“Mr. Shah” and, collectively with the Partnership, the General Partner, the Advisor and Mr. Clearman, the “Reporting Persons”).

	(b)	The principal business address for each of the Reporting Persons is 2 Executive Drive, Suite 585, Fort Lee, New Jersey 07024.

(c)

The principal business of (i) the Partnership is to serve as a private investment vehicle, (ii) the General Partner is to serve as the general partner of the Partnership and (iii) the Advisor is to serve as the investment adviser to the Partnership. The principal occupation of each of Mr. Clearman and Mr. Shah is investment management.

Mr. Clearman and Mr. Shah are the co-managing members of the General Partner and the Advisor, which are responsible for making investment decisions with respect to the Partnership and, as a result, Mr. Clearman and Mr. Shah may be deemed to control such entities. Accordingly, each of Mr. Clearman and Mr. Shah may be deemed to have a beneficial interest in the shares of Common Stock by virtue of his indirect control of the Partnership, the General Partner and the Advisor and the General Partner’s and Advisor’s power to vote and/or dispose of the shares of Common Stock. Each of Mr. Clearman and Mr. Shah disclaims beneficial ownership of the shares of Common Stock except to the extent of his pecuniary interest, if any, therein.

	(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

	(f)	The place of organization of each of the Partnership, the General Partner and the Advisor is the State of Delaware. The citizenship of each of Mr. Clearman and Mr. Shah is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the acquisition of the shares of Common Stock came from the working capital of the Partnership. No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons may from time to time decide to increase, decrease or maintain the size of their investment in the Issuer or pursue other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a), (b)

According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, there were 38,823,487 shares of Common Stock issued and outstanding as of October 30, 2013. Based on the number of shares of Common Stock outstanding as of October 30, 2013, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

The Partnership reports beneficial ownership of 959,919 shares of Common Stock, representing 2.47% of the Common Stock outstanding. The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 959,919 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 959,919 shares of Common Stock. The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

The General Partner reports beneficial ownership of 959,919 shares of Common Stock, representing 2.47% of the Common Stock outstanding. The General Partner has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 959,919 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 959,919 shares of Common Stock. The General Partner specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest, if any, therein.

The Advisor reports beneficial ownership of 959,919 shares of Common Stock, representing 2.47% of the Common Stock outstanding. The Advisor has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 959,919 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 959,919 shares of Common Stock. The Advisor specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest, if any, therein.

Mr. Shah may be deemed to have beneficial ownership of 959,919 shares of Common Stock, representing 2.47% of the Common Stock outstanding. Mr. Shah has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 959,919 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 959,919 shares of Common Stock. Mr. Shah specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest, if any, therein.

Mr. Clearman may be deemed to have beneficial ownership of 959,919 shares of Common Stock, representing 2.47% of the Common Stock outstanding. Mr. Clearman has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 959,919 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 959,919 shares of Common Stock. Mr. Clearman specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest, if any, therein.

	(c)	On January 9, 2014, the Partnership sold 1,849,918 shares of Common Stock at $2.20 per share on the open market. On January 10, 2014, the Partnership sold 50,000 shares of Common Stock at $2.20 per share on the open market. On January 14, 2013, the Partnership sold 240,334 shares of Common Stock at $2.20 per share on the open market. On January 16, 2014, the Partnership sold 1,302,000 shares of Common Stock at $2.20 per share on the open market. On January 22, 2014, the Partnership sold 2,170,139 shares of Common Stock at $2.20 per share on the open market. On January 23, 2014, the Partnership sold 737,625 shares of Common Stock at $2.20 per share on the open market and on January 24, 2014, the Partnership sold 49,500 shares of Common Stock at $2.20 per share on the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e) On January 22, 2014, the Partnership sold 2,170,139 shares of Common Stock and as a result of such transaction, ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth above in Items 3 and 4 and the Joint Acquisition Statement that was attached as Exhibit 1 to the Reporting Persons’ initial Schedule 13D filed on May 21, 2012 are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibits 1 (Joint Acquisition Statement dated as of May 18, 2012), 2 (Common Stock Purchase Agreement by and among Patient Safety Technologies, Inc. and the purchasers named therein, dated May 15, 2012) and 3 (Registration Rights Agreement by and among Patient Safety Technologies, Inc. and the holders named therein, dated May 18, 2012) attached to the Reporting Persons’ initial Schedule 13D filed on May 21, 2012 are incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINDERHOOK, LP By: KINDERHOOK GP, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	January 24, 2014

KINDERHOOK GP, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	January 24, 2014

KINDERHOOK PARTNERS, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	January 24, 2014

/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Date:	January 24, 2014

/s/ Tushar Shah
Name:	Tushar Shah
Date:	January 24, 2014